UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: June 17, 2010
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

This Form 6-K consists of the media release which appears immediately following this page.

Media release
UBS responds to Parliamentary approval of the US-Swiss Government Agreement
Zurich/Basel, 17 June 2010 — UBS welcomes today’s Swiss parliamentary approval of the US-Swiss Government Agreement. This vote is an important step to support the resolution at the governmental level.
UBS continues to focus on its comprehensive and timely compliance with all obligations under its separate settlement agreements with the US Department of Justice and the Securities and Exchange Commission (known as the Deferred Prosecution Agreement, or DPA, and Consent Order) and is confident that this will be achieved by the relevant deadlines in August 2010.
UBS
Cautionary Statement Regarding Forward-Looking Statements | This release contains statements that constitute “forward-looking statements” as to UBS’s expectations concerning the resolution of legal proceedings relating to UBS’s cross-border US banking business. While these forward-looking statements represent UBS management’s expectations concerning the matters described, a number of risks and uncertainties, including the possibility of unanticipated political or legal developments in Switzerland or in the US, could cause actual events to differ materially from UBS’s expectations. In addition, we refer to the risk factors and other information included in our past and future financial reports and investor releases and in documents filed with or furnished to the US Securities and Exchange Commission (SEC), including UBS’s Annual Report on Form 20-F for the year ended 31 December 2009. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title	Director

Date: June 17, 2010